UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1

                           Levcor International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.56 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    52729D102
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                 Edward H. Cohen
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 1996
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)
--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 52729D102                                     Page    2
---------------------                                  ------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rosenman & Colin LLP   Employer I.D.# 13-1662112
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00  See Item 3
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of New York
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
        NUMBER OF
                                   122,250 shares
         SHARES          -------------------------------------------------------
                              8    SHARED VOTING POWER
      BENEFICIALLY
                                   0
        OWNED BY         -------------------------------------------------------

          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  122,250 shares
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     122,250 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.        Security and Issuer.
-------        --------------------

     This report relates to shares of common stock, par value $0.56 per share (the "Common Stock"), of Levcor International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1071 Avenue of the Americas, New York, New York 10018.


Item 2.        Identity and Background.
-------        ------------------------

     (a) This report is being filed by Rosenman & Colin LLP ("Rosenman"). The persons set forth on Schedule A annexed hereto are the general partners of Rosenman ("General Partners"). The General Partners do not constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934.

     (b) The principal business address of Rosenman and the General Partners is 575 Madison Avenue, New York, New York 10022- 2585, except for Howard Braun and Richard Gross, whose principal business address is 1300 19th Street, N.W., Washington, D.C. 20036.

     (c) Rosenman is a full-service law firm and was organized in the State of New York as a limited liability partnership.

     (d) During the past five years, neither Rosenman nor any of the General Partners have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the past five years, Rosenman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Rosenman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each of the General Partners maintains United States citizenship, with the exception of Jayshree Parthasarathy, who is a citizen of India.


Item 3.        Source and Amount of Funds or Other Consideration.
-------        --------------------------------------------------

     On December 23, 1992,  December 20, 1993,  January 17, 1995, June 19, 1995,
April 8, 1996 and January 17, 1997,  Rosenman  acquired 9,000,  13,250,  20,000,
20,000, 50,000 and 10,000 shares of Common Stock (collectively, the "Shares"), respectively, in lieu of cash and in exchange for approximately $55,000, in the aggregate, of legal services rendered by Rosenman to the Issuer.

Item 4.        Purpose of Transaction.
-------        -----------------------

     The Shares were acquired in lieu of cash and in exchange for legal services rendered by Rosenman to the Issuer. Rosenman has no plans which relate to or would result in or relate to any of the transactions described in subsections
(a) through (j) inclusive, of Item 4 of Schedule 13D.


Item 5.        Interest in Securities of the Issuer.
-------        -------------------------------------

     (a) As of March 14, 1997, Rosenman beneficially owns 122,250 shares of Common Stock, or approximately 7.1% of the Common Stock, based on approximately 1,733,499 shares of Common Stock outstanding as of such date as reported by the Issuer.

     (b) Rosenman has the sole power to vote, direct the vote of, dispose of, or direct the disposition of, the Shares.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.


Item 6.        Contracts, Arrangements, Understandings or Relationships
-------        with Respect to Securities of the Issuer.
               --------------------------------------------------------

     Rosenman provides legal services to the Issuer from time to time on a number of different matters.


Item 7.        Material to be Filed as Exhibits.
-------        ---------------------------------

     Not applicable.

                                   SIGNATURES
                                   ----------


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated:  March 20, 1997



                                           ROSENMAN & COLIN LLP


                                           By: /s/   Edward H. Cohen
                                               ----------------------
                                               Name: Edward H. Cohen

                                   SCHEDULE A
                                   ----------


The following persons are the General Partners of Rosenman:


Eleanor Alter
Mal Barasch
Franklin Bass
Paul Baumgarten
Lawrence Brandes
Howard Braun
Jeffrey Braun
Helene Brezinsky
Lauren Reiter Brody
H. Paul Burak
Lawrence Buttenwieser
James Calder
David M. Cohen
Edward Cohen
Harry Cohen
Jill Darrow
Lawrence Eisenberg
Nancy Eisner
John Finnegan
Mark D. Fischer
Mark I. Fisher
Robert Fisher
Marshall Fishman
Marla Franzese
Jeff Friedman
Robert Friedman
Joseph Getraer
Robert Gottlieb
Andrew Green
Richard Gross
Howard Jacobs
Robert Kohl
David Landau
Richard Leland
Eric Lerner
Arthur Linker
Manes Merrit
Merril Mironer
Peter Nadel
Jayshree Parthasarathy
Andrew Perel
Michael Peskowitz
William Popalisky
Stephen Ratner
Alan Raylesberg
Gerald Rosenberg
David Ross
Joshua Rubenstein
Fred Santo
Howard Schneider
Clifford Schoenberg
Stephen Senie
Michael Sillerman
Donald Siskind
Robert Smith
Joel Sternman
Thatcher Stone
Marc Tract
Michael Verde
Eugene Vogel
Gerald Walpin
Lisa Weiss
Joseph Willey
Howard Wilson
Joel Yunis
David Zinberg
Howard Zipser
Joseph Zuckerman